Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – October to December 2023

Mumbai, January 5, 2024: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for October - December 2023

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2022	OCT - DEC 2023	OCT - DEC 2022	OCT - DEC 2023	OCT - DEC 2022	OCT - DEC 2023
Micro	NANO	0	0	0	0	0	0
Compact	ZEST, BOLT, TIAGO, TIGOR, ALTROZ	41126	34865	44208	36025	51	556
UVC	NEXON, PUNCH	76302	89530	75390	90574	907	24
UV2	SAFARI, HARRIER, SUMO	11049	10901	11699	11276	0	0
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	731	0	978	2152	0	0
V2	MAGIC, MAGIC IRIS	0	15	27	196	25	15
N1- A1	ACE, ACE EX, ACE Zip	27589	27205	28030	24012	186	812
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	15500	16572	15463	14952	1464	951
M2- A1	Buses Fully Built, Buses Chassis	902	3255	443	601	11	2
M2- A2	Buses Fully Built, Buses Chassis	387	646	1784	286	17	0
N2- A1	Tippers, Haulage	2794	2115	1436	1173	170	192
N2- A2	Tippers, Haulage	3126	3712	2628	2981	180	191
N2- A3	Tippers, Haulage	1461	2148	633	622	156	249
N2- A4	Tippers, Haulage	2611	3472	2555	3103	234	427
M3-A1	Buses Fully Built, Buses Chassis	396	461	0	19	0	0
M3- A2	Buses Fully Built, Buses Chassis	37	175	0	217	55	62
M3-B1	Buses Fully Built, Buses Chassis	0	2	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	959	1729	524	781	241	397
M3-C1	Buses Fully Built, Buses Chassis	17	57	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	1666	1338	790	839	0	18
M3-D1	Buses Fully Built, Buses Chassis	44	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	768	486	1236	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	215	128	0	79
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	1247	580	502	641
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	669	0	0
N3- A1	Tippers, Haulage	4269	2364	319	402	16	72
N3- A2	Tippers, Haulage	0	0	3451	920	513	273

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT - DEC 2022	OCT - DEC 2023	OCT - DEC 2022	OCT - DEC 2023	OCT - DEC 2022	OCT - DEC 2023
N3- A3	Tippers, Haulage	0	0	1071	6203	0	0
N3- B1(a)	Tippers, Haulage	3298	6740	1999	139	246	174
N3- B1(b)	Tippers, Haulage	18977	20280	6122	6067	67	89
N3- B1(c)	Tippers, Haulage	0	0	4072	4257	5	35
N3- B1(d)	Tippers, Haulage	0	0	1950	1149	25	28
N3- B1(e)	Tippers, Haulage	0	0	7328	7803	24	10
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	832	824	0	0
N3- B2(c)	Tractors with suitable Trailers	789	872	355	423	37	53
N3- B2(d)	Tractors with suitable Trailers	7386	9516	6966	9001	36	21

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.